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                          November 16, 2023

       Jacqueline Shea
       President and Chief Executive Officer
       Inovio Pharmaceuticals, Inc.
       660 West Germantown Pike, Suite 110
       Plymouth Meeting, PA 19462

                                                        Re: Inovio
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2023
                                                            File No. 333-275445

       Dear Jacqueline Shea:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Brian Leaf, Esq.